PORTSMOUTH SQUARE, INC.

2008

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2008

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Despite the challenges of a slowing economy, we were able to continue to improve the operations of the Hilton San Francisco Financial District (the "Hotel) in our fiscal year ended June 30, 2008. However, like most investors, Portsmouth also felt the impact of the downturn in the domestic and international economies and financial markets. As a result, the Company's loss per share increased to $2.62 for the fiscal year ended June 30, 2008, compared to a loss per share of $2.04 for the fiscal year ended June 30, 2007.

With the members of our Hotel Committee working closely with the other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership") and our hotel management company, Prism Hotels, we were able to increase the average daily room rate, occupancy rate, and revenue per available room ("RevPar") of the Hotel, resulting in an increase of approximately $6 million in total Hotel revenues in fiscal 2008 from fiscal 2007. That increase in revenues, coupled with a reduction in operating expenses as a percentage of revenues, allowed us to reduce the loss from hotel operations (including interest, depreciation and amortization) to $1,413,000 in fiscal 2008 from $4,590,000 in fiscal 2007.

For the fiscal year ended June 30, 2008, the Hotel generated operating income of approximately $5,908,000, before interest, depreciation and amortization, on operating revenues of approximately $37,778,000, compared to operating income of approximately $2,501,000, before interest, depreciation and amortization, on operating revenues of approximately $31,715,000 for the year ended June 30, 2007. Average daily room rates increased to $175 for fiscal 2008 with an average occupancy rate of 84.1%, compared to an average daily room rate of $160 and an average occupancy rate of 75.8% in fiscal 2007. As a result, the Hotel was able to show a significant increase in RevPar to $148 for fiscal 2008 from $122 in fiscal 2007. We were also able to trim our losses in the food and beverage department to approximately $214,000 in fiscal 2008 from approximately $510,000 in fiscal 2007.

With the Hotel generating greater cash flows, Justice was able to increase the total amount of distributions paid to the limited partners to $1,450,000 for the year ended June 30, 2008, compared to total limited partnership distributions of $1,000,000 for the year ended June 30, 2007. As a 50% limited partner in Justice, Portsmouth received half of those respective distributions. The general partners of Justice will continue to conduct regular reviews to set the amount of future distributions that may be appropriate based on the results of operations of the Hotel and other factors; however, the prospects for fiscal 2009 do not look as favorable.

While the operations of the Hotel started to experience some softening of demand in the later part of fiscal 2008, especially from international travel, the full impact of the economic downturn began to hit the hotel industry especially hard in September 2008. Industry experts are predicting that these tough economic conditions will last through most of 2009. As a result, we are anticipating that fiscal 2009 Hotel revenues will probably be below those of fiscal 2008.

Facing the prospect of a recession and a decline in business, group and leisure travel, both domestic and international, management has continued to focus on ways to improve efficiencies and reduce operating costs and other expenses in its efforts to stabilize and maintain operating income of the Hotel. As a result of those efforts, we have already seen reductions in operating costs of the Hotel as a percentage of Hotel revenues and will continue with those efforts. Management will also increase its sales and marketing efforts in what is expected to become an even more competitive hotel market in San Francisco. We will also continue to explore new and innovative ways to improve operations and enhance the guest experience. One new concept that management has recently initiated is the opening of a new wine bar "Flyte" in the lobby of the Hotel in August 2008.

MESSAGE TO OUR SHAREHOLDERS

Few investors were immune from the dramatic downturns in the worldwide economy and financial markets that began in fiscal 2008 and are continuing. These unanticipated and, in many cases, unprecedented events had a significant impact on almost everyone, including us. For the fiscal year ended June 30, 2008, the Company incurred a loss from investment transactions of $1,959,000 compared to income of $303,000 in fiscal 2007. We have always cautioned that we cannot expect our future results to be as good from year to year, especially in this uncertain and deeply troubled global and economic environment. It remains management's philosophy to look at investment results over a number of years and not at any one particular period of time.

We face significant challenges in Fiscal 2009 and beyond. It may be some time before we see a turnaround in the economy, and the business and leisure travel industry is expected to continue to be particularly hard hit. While the immediate future might not appear that bright, it is often in troubled economic times that we discover new opportunities. We believe that in such times, dedicated and bright management teams like ours have an opportunity to step forward with new and innovative programs, strategies, and concepts to improve operations and to achieve a competitive advantage for our Hotel. That is what we intend to do. We are very proud of the exciting product we have created and we continue to encourage all of our shareholders to visit our Hilton San Francisco Financial District hotel either in person or at its website www.sanfranciscohiltonhotel.com. We look forward to the future and will continue in our efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,

John V. Winfield

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2008	June 30, 2007
Net Loss	$ (1,921,000)	$ (1,495,000)
Basic Loss Per Share	$ (2.62)	$ (2.04)
Shareholders' Equity	$ 2,111,000	$ 4,032,000
Weighted Average Number of Shares Outstanding	734,183	734,183

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BURR, PILGER & MAYER LLP

To the Board of Directors and
Shareholders of Portsmouth Square, Inc.:

We have audited the accompanying consolidated balance sheet of Portsmouth Square, Inc. and its subsidiary (the "Company") as of June 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company's internal control over financial reporting for the year ended June 30, 2008. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion for the year ended June 30, 2008. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger & Mayer LLP

San Francisco, California
September 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of
Portsmouth Square, Inc.

In our opinion, the consolidated statements of operations, of shareholders' equity and of cash flows for the year ended June 30, 2007 present fairly, in all material respects, the results of operations and cash flows of Portsmouth Square, Inc. and its subsidiaries for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
September 28, 2007

CONSOLIDATED BALANCE SHEET

As of June 30,		2008
ASSETS		
Investment in hotel, net	$	39,495,000
Investment in real estate		973,000
Investment in marketable securities		2,958,000
Other investments, net		2,489,000
Cash and cash equivalents		485,000
Accounts receivable, net		1,140,000
Other assets, net		1,754,000
Deferred tax asset		3,517,000
Minority interest of Justice Investors		6,793,000
Total assets	$	59,604,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable and other liabilities	$	7,466,000
Due to securities broker		1,032,000
Line of credit		1,513,000
Mortgage notes payable		47,482,000
Total liabilities		57,493,000
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Common stock, no par value:		
Authorized shares - 750,000		
Issued and outstanding shares - 734,183		2,092,000
Additional paid-in-capital		916,000
Retained earnings		(897,000)
Total shareholders' equity		2,111,000
Total liabilities and shareholders' equity	$	59,604,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended June 30,	2008	2007
Hotel operations:		
Hotel and garage revenue	$ 37,778,000	$ 31,715,000
Operating expenses	(31,162,000)	(28,653,000)
Interest expenses	(2,858,000)	(2,919,000)
Real estate taxes	(708,000)	(561,000)
Depreciation and amortization	(4,463,000)	(4,172,000)
Loss from hotel operations	(1,413,000)	(4,590,000)
Investment transactions:		
Net (loss) gain on marketable securities	(1,358,000)	1,282,000
Impairment loss on other investments	(415,000)	(696,000)
Dividend and interest income	91,000	177,000
Margin interest and trading expense	(277,000)	(460,000)
Income (loss) from investment transactions	(1,959,000)	303,000
General and administrative expenses	(649,000)	(660,000)
Loss before income taxes and minority interest	(4,021,000)	(4,947,000)
Minority interest - Justice Investors, pre-tax	802,000	2,423,000
Loss before income taxes	(3,219,000)	(2,524,000)
Provision for income tax benefit	1,298,000	1,029,000
Net loss	$ (1,921,000)	$ (1,495,000)
Basic loss per share	$ (2.62)	$ (2.04)
Weighted average number of common shares outstanding	734,183	734,183

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance at June 30, 2006	734,183	$ 2,092,000	$ 916,000	$ 2,519,000	$ 5,527,000
Net loss				(1,495,000)	(1,495,000)
Balance at June 30, 2007	734,183	$ 2,092,000	$ 916,000	$ 1,024,000	$ 4,032,000
Net loss				(1,921,000)	(1,921,000)
Balance at June 30, 2008	734,183	$ 2,092,000	$ 916,000	$ (897,000)	$ 2,111,000

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOWS

For the years ended June 30,	2008	2007
Cash flows from operating activities:		
Net loss	$ (1,921,000)	$ (1,495,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net unrealized loss (gain) on marketable securities	1,929,000	(269,000)
Impairment loss on other investments	415,000	696,000
Depreciation and amortization	4,463,000	4,172,000
Minority interest	(802,000)	(2,423,000)
Changes in assets and liabilities:		
Investment in marketable securities	4,827,000	2,998,000
Other investments	(479,000)	(1,821,000)
Account receivable	(96,000)	6,000
Other assets	(444,000)	(8,000)
Accounts payable and other liabilities	(933,000)	1,568,000
Due to securities broker	(3,006,000)	(1,500,000)
Obligations for securities sold	(781,000)	(652,000)
Deferred income taxes	(1,299,000)	(1,030,000)
Net cash provided by operating activities	1,873,000	242,000
Cash flows from investing activities:		
Investment in hotel	(2,813,000)	(2,355,000)
Investment real estate	(973,000)	-
Restricted cash	1,500,000	(1,500,000)
Net cash used in investing activities	(2,286,000)	(3,855,000)
Cash flows from financing activities:		
Draw from (paydown of) line of credit	1,513,000	(16,403,000)
Proceeds from new mortgage note payable	-	19,000,000
Principal payments on mortgage note payeble	(686,000)	(148,000)
Cash distributions to minority partners	(725,000)	(500,000)
Net cash provided by financing activities	102,000	1,949,000
Net decrease in cash and cash equivalents	(311,000)	(1,664,000)
Cash and cash equivalents at the beginning of the year	796,000	2,460,000
Cash and cash equivalents at the end of the year	$ 485,000	$ 796,000
Supplemental information:		
Income tax paid	$ 1,000	$ 1,000
Interest paid	$ 2,942,000	$ 3,188,000
Supplemental disclosure of non-cash activities:		
Consolidation of Justice Investors as of July 1, 2006		
Gross components:		
Assets (including cash of $2,352,000		$ (42,975,000)
Liabilities		52,366,000
Investment in Justice		(7,321,000)
Minority interest		(2,343,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

As of June 30, 2008, Santa Fe Financial Corporation ("Santa Fe"), a public company, owns approximately 68.8% of the outstanding common shares of Portsmouth Square, Inc. ("Portsmouth" or the "Company"). Santa Fe is a 75.9%-owned subsidiary of The InterGroup Corporation ("InterGroup"), a public company. InterGroup also directly owns approximately 11.7% of the common stock of Portsmouth.

Portsmouth's primary business is conducted through its general and limited partnership interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). Portsmouth has a 50.0% limited partnership interest in Justice and serves as one of the two general partners. The other general partner, Evon Corporation ("Evon"), serves as the managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company, effective the fiscal year beginning July 1, 2006.

Justice owns a 544 room hotel property located at 750 Kearny Street, San Francisco, California, known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level parking garage. The Hotel was temporarily closed for major renovations from May 2005 to January 2006. The total construction costs related to the renovation project was approximately $37 million.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the parking garage to Evon and a lease of a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Investment in Hotel, Net

The Hotel property and equipment are stated at cost less accumulated depreciation. Building and improvements are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 7 years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its investment in Hotel for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the asset, the asset is written down to its estimated fair value.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in Hotel have been recorded for the years ended June 30, 2008 and 2007.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments, Net

Other investments in non-marketable securities are carried at cost net of any impairment loss. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended June 2008 and 2007, the Company recorded impairment losses related to other investments of $415,000 and $696,000, respectively.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value. The Company maintains most of its cash balances at one financial institution. The Federal Deposit Insurance Corporation insures balances up to $100,000 in the aggregate per depositor.

Accounts Receivable, Net

Accounts receivable from Hotel customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectibility of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Other Assets, Net

Other assets include inventory, prepaid expenses, loan fees and franchise fees. Loan fees are stated at cost and amortized over the term of the loan using the straight-line method which approximates the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement of 15 years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Minority Interest of Justice Investors

Minority interests in the net assets and earnings or losses of consolidated subsidiaries are reflected in the caption "Minority interest" in the Company's consolidated balance sheet and consolidated statements of operations. Minority interest adjusts the Company's consolidated results of operations to reflect only the Company's share of the earnings or losses of the consolidated subsidiaries. As of June 30, 2008, the Company reported the minority interest of Justice Investors as an asset in the consolidated balance sheet as the result of the accumulated deficit at Justice Investors. Management believes the accumulated deficit is considered temporary as the Hotel was temporarily closed to undergo major renovations from May 2005 to January 2006. The Company expects the Hotel to be profitable, thereby reversing the accumulated deficit in the future.

Income Taxes

The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period. Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. There was no valuation allowance recorded for year ended June 30, 2008 and 2007.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48(FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective July 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in income tax expense. There were no interest and penalties related to uncertain income tax positions that were accrued as of June 30, 2008 and during the period there were no changes in individual or aggregate unrecognized tax positions. The Company's income tax returns for the years ended June 30, 2004 to the present are subject to examination by major taxing authorities.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations. As of June 30, 2008, there were no obligations for securities sold.

Accounts Payable and Other Liabilities

Accounts payable and other liabilities include trade payables, capital lease obligations and advance deposits.

Fair Value of Financial Instruments

The recorded values of cash, cash equivalents, accounts receivable, marketable securities, amounts due to securities broker and accounts payable approximate their fair values based on their short-term nature. As of June 30, 2008, the recorded value of mortgage notes payable approximates the fair value as the related interest rate is in line with market rates.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2008, there were no liabilities for environmental remediation.

Revenue Recognition

Room revenues are recognized on the date upon which a guest occupies a room and or utilizes the Hotel's services.

Food and beverage revenues are recognized upon delivery.

Rental revenues from the garage and other are recognized on the straight-line method of accounting under which contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Basic Earnings per Share

Basic earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. As of June 30, 2008 and 2007, the Company did not have any potentially dilutive securities outstanding; and therefore, does not report diluted earnings per share.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America(GAAP) requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board(FASB) issued Statement of Financial Accounting Standards No. 162(SFAS No. 162), The Hierarchy of Generally Accepted Accounting Principles. This new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS No. 162 will become effective 60 days following the Securities and Exchange Commission's (SEC) approval of the Public Company Accounting Oversight Board amendments (PCAOB) to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact of SFAS No. 162 on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, and amendment to Accounting Research Bulletin (ARB) No. 51," (SFAS No. 160). This standard prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company. SFAS No. 160 is effective for the Company for fiscal year ending June 30, 2010. The Company is currently assessing the impact of SFAS No. 160 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an irrevocable option to report selected financial assets and financial liabilities at fair value. It also establishes presentation and disclosure requirements that are designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS No. 159 are effective for the Company for the fiscal year ending June 30, 2009. The Company is currently evaluating the impact of the provisions of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The provisions of SFAS 141R are effective for the Company for the fiscal year ending June 30, 2010. The Company is currently assessing the impact of SFAS 141R on its financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for as of the beginning of the Company's 2008 fiscal year. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of the Company's 2008 fiscal year. The Company is currently evaluating the impact of adopting SFAS 157 and SFAS 159 on its consolidated financial statements.

NOTE 2 - JUSTICE INVESTORS

On July 14, 2005, the FASB issued Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5. In accordance with guidance set forth in FSP SOP 78-9-1, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. For the year ended June 30, 2008 and 2007, the results of operations for Justice were consolidated with those of the Company.

Since the Hotel was temporarily closed to undergo major renovations from May 31, 2005 through January 12, 2006, there was no income from operations of the Hotel. Management anticipated losses during that period and for a period of time after the reopening as the Hotel ramped up its operations. To meet its substantial financial commitments for the renovation and repositioning of the Hotel, the Partnership had to rely on additional borrowings to meet its obligations. The value of the Hotel was adequate to serve as collateral for such lending facilities which provided the financial resources to meet its obligations. As a result of the renovation and repositioning of the Hotel and the operating losses incurred during the temporary closure and transition of the Hotel to a Hilton, the Partnership had an accumulated deficit as of June 30, 2008. Management considers that accumulated deficit to be temporary as the Hotel is now generating operating income before depreciation and amortization which has continued to improve since the Hotel's reopening. For the year ended June 30, 2008, the Partnership had a net loss of $1,413,000, which included approximately $4.5 million in non cash charges for depreciation and amortization. For the year ended June 30, 2007, the Partnership had a net loss of $4,590,000, which included approximately $4.2 million in non cash charges for depreciation and amortization. Management also believes that the revenues expected to be generated from the operations of the Hotel and the Partnership's leases will be sufficient to meet all of the Partnership's current and future obligations and financial requirements.

NOTE 3 – INVESTMENT IN HOTEL, NET

Property and equipment as of June 30, 2008 consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value
Land	$ 1,124,000	$ -	$ 1,124,000
Furniture and equipment	16,279,000	(8,005,000)	8,274,000
Building and improvements	45,123,000	(15,026,000)	30,097,000
	$ 62,526,000	$ (23,031,000)	$ 39,495,000

Depreciation expense for the years ended June 30, 2008 and 2007 were $4,408,000 and $4,128,000 respectively.

The Partnership leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $958,000 as of June 30, 2008. The accumulated amortization on capital leases was $478,000 as of June 30, 2008.

NOTE 4 – INVESTMENT IN REAL ESTATE

In August 2007, the Company agreed to acquire a 50% interest in Intergroup Uluniu, Inc., a Hawaiian corporation and a 100% owned subsidiary of InterGroup, for $973,000, which represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of approximately 2 acres of unimproved land held for development located in Maui, Hawaii. As a related party transaction, the fairness of the financial terms of the transaction were reviewed and approved by the independent director of the Company.

NOTE 5 - INVESTMENT IN MARKETABLE SECURITIES

At June 30, 2008, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included in the statements of operations. Trading securities are summarized as follows:

As of June 30, 2008:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 2,286,000	$ 877,000	$ (205,000)	$ 672,000	$ 2,958,000

As of June 30, 2008, the Company had $58,000 of unrealized losses related to securities held for over one year.

NOTE 5 - INVESTMENT IN MARKETABLE SECURITIES (Continued)

The net gain (loss) on marketable securities on the statement of operations are comprised of realized and unrealized gains (losses). Below is the composition of the two components for the years ended June 30, 2008 and 2007, respectively.

For the years ended June 30,	2008	2007
Realized gain on marketable securities	$ 571,000	$ 1,013,000
Unrealized (loss) gain on marketable securities	(1,929,000)	269,000
Net (loss) gain on marketable securities	$ (1,358,000)	$ 1,282,000

NOTE 6 – OTHER INVESTMENTS, NET

The Company may also invest, with the approval of the Securities Investment Committee, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments net of other than temporary impairment losses.

As of June 30, 2008, the Company had other investments, net of $2,489,000, which consist of the following:

Type	Other Investments, Net
Private equity hedge fund	$ 2,325,000
Corporate debt intruments	64,000
Other	100,000
	$ 2,489,000

In accordance with Emerging Issues Task Force No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", the Company recorded impairment losses $415,000 and $696,000, respectively, during the years ended June 30, 2008 and 2007.

In June 2008, the Company, Santa Fe and InterGroup ("the Companies") entered into an agreement to make additional investments in corporate debt instruments in the aggregate amount of $1,250,000. Those investments will be allocated $500,000 to the Company, $250,000 to Santa Fe and $500,000 to Intergroup. In addition, the Company's chairman agreed to invest in a like amount and on the same terms as the Companies. As of June 30, 2008, a total of $250,000 of the investment was made by the Companies, of which Portsmouth paid $100,000, leaving an aggregate remaining commitment from the Companies of $1,000,000. Subsequent to year end, additional investment funding was made in July and August 2008 in the total amount of $500,000, of which $200,000 was paid by Portsmouth, reducing the Companies remaining commitment to $500,000.

NOTE 7 – OTHER ASSETS, NET

Other assets consist of the following as of June 30, 2008:

Inventory	$	539,000
Prepaid expenses		613,000
Miscellaneous assets, net		602,000
Total other assets	$	1,754,000

NOTE 8 – LINE OF CREDIT

The Partnership has available a line of credit with a bank for $3,000,000 that expires on February 2, 2009. The interest rate is LIBOR plus 2% per annum or is based on the Wall Street Journal Prime Rate less 0.5% per annum, floating, as selected by the Partnership for each advance. The interest rate at June 30, 2008 was 4.50%. As of June 30, 2008, the outstanding balance on the line of credit was $1,513,000. Borrowings under the line of credit are subject to certain financial covenants, which are measured annually at December 31 of each year. The Partnership was not in compliance with the covenants at December 31, 2007. The Partnership received a waiver of such non-compliance from the bank in June 2008.

NOTE 9 – MORTGAGE NOTES PAYABLE

As of June 30, 2008, the Company had the following two mortgages due to Prudential Insurance Company of America.

Mortgage Balance		Interest Rate	Origination Date	Maturity Date
$	28,735,000	Fixed 5.22%	July 27, 2005	August 5, 2015
	18,747,000	Fixed 6.42%	March 27, 2007	August 5, 2015
$	47,482,000			

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

NOTE 9 – MORTGAGE NOTES PAYABLE (Continued)

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice. From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007.

Future minimum payments for mortgage notes payable are as follows:

For the year ending June 30,	
2009	$ 725,000
2010	767,000
2011	811,000
2012	858,000
2013	907,000
Thereafter	43,414,000
	$ 47,482,000

NOTE 10 – HOTEL RENTAL INCOME

The Partnership has a lease agreement with Evon for the use of the parking garage expiring in November 2010. The lease provides the Partnership with minimum monthly payments of $20,000 and additional contingent rental income based on 60% of the gross parking revenues. For the years ended June 30, 2008 and 2007, the Partnership recorded rental income from Evon of $1,602,000 and $1,533,000, respectively. This income is included with the hotel and garage revenue on the consolidated statement of operations. This income is included the hotel and garage revenue on the consolidated statements of operations.

The Partnership has a lease agreement with Tru Spa, LLC for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index.

Future minimum rentals to be received under existing non-cancelable operating leases as of June 30, 2008 for each of the next five years and in the aggregate are:

NOTE 10 – HOTEL RENTAL INCOME (Continued)

For the year ending June 30,	Parking Garage	Spa Facilities	Total
2009	$ 237,000	$ 165,000	$ 402,000
2010	237,000	165,000	402,000
2011	99,000	165,000	264,000
2012	-	165,000	165,000
2013	-	151,000	151,000
	$ 573,000	$ 811,000	$ 1,384,000

NOTE 11 – MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or terminated earlier as provided in the agreement. Under the management agreement, the Partnership is required to pay the base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's return for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were earned during the year ended June 30, 2008. Management fees paid to Prism during the years ended June 30, 2008 and 2007 were $571,000 and $212,000, respectively.

Prior to the Prism management agreement, the Hotel was managed and operated by Dow Hotel Company LLC (Dow). Under the Dow management agreement, the Partnership was to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's return ($7 million). Dow was also entitled to incentive management fees if certain milestones were accomplished. No incentive management fees were paid during the year ended June 30, 2007. Management fees paid to Dow during the year ended June 30, 2007 was $311,000.

NOTE 12 – HILTON FRANCHISE LICENSE AGREEMENT

Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") on December 10, 2004 for the right to operate the Hotel as a Hilton brand hotel. The term of the Hilton Franchise Agreement is for 15 years commencing on the opening date of the Hotel, January 12, 2006, with an option to extend that Agreement for another five years, subject to certain conditions.

Beginning on the opening date, the Partnership pays monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue for the preceding calendar month; the third year will be four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. The Partnership also pays a monthly program fee of four percent (4%) of the Hotel's gross revenue. The amount of the monthly program fee is subject to

NOTE 12 – HILTON FRANCHISE LICENSE AGREEMENT (Continued)

change; however, the increase can not exceed one percent of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. For the years ended June 30, 2008 and 2007, the royalty fees and program fees (collectively "Franchise fees") were $2,181,528 and $1,702,000, respectively.

The Partnership also pays Hilton a monthly information technology recapture charge of 0.75% of the Hotel's gross revenues. For the years ended June 30, 2008 and 2007, those charges were $221,000 and $183,000, respectively.

NOTE 13 – GENERAL PARTNERS COMPENSATION

Effective May 31, 2004, and as amended on February 23, 2006, the Partnership entered into a new General Partner Compensation Agreement (the "Compensation Agreement") with its two general partners, Evon and Portsmouth, to compensate them for their services to the Partnership, including the repositioning of the Hotel, the active oversight of its operations and the management of the Partnership's assets. The Compensation Agreement provides for annual base compensation equal to 1.5% of gross revenues for the fiscal year, payable in monthly installments, with a minimum annual base compensation of $262,000, subject to CPI percentage adjustments. From the minimum annual base compensation, 80% is to be paid to Evon as the managing general partner, and 20% is to be paid to Portsmouth as the other general partner. Base annual compensation in excess of the minimum is payable in equal amounts to Evon and Portsmouth. The maximum annual compensation that can be earned by the general partners is 1.5% of $40,000,000 of gross revenues, subject to CPI percentage adjustments. The Compensation Agreement will continue to remain in effect until otherwise amended by the Partnership.

During the years ended June 30, 2008 and 2007, the general partners were paid $285,000 and $283,000, respectively, for the minimum base compensation. For the years ended June 30, 2008 and 2007, additional compensation earned above the minimum base compensation was $232,000 and $184,000, respectively. Pursuant to the Compensation Agreement, the general partners are also eligible for incentive compensation based upon 5% of net operating income of the Partnership in excess of $7 million. No incentive compensation was earned during the years ended June 30, 2008 and 2007.

In accordance with the Compensation Agreement as restated on February 23, 2006, the general partners were entitled to certain fees for services rendered to the Partnership with the respect to repositioning the Hotel, which were to be paid equally to both general partners. The payments were due after six milestones in the restoration of the Hotel. As of June 30, 2007, all milestones had been achieved and all repositioning fees had been paid. There were no repositioning fees earned during the year ended June 30, 2008. For the year ended June 30, 2007, repositioning fees earned totaled $379,000.

NOTE 14 - INCOME TAXES

The provision for income taxes benefit (expense) consists of the following:

For the year ended June 30,	2008	2007
Federal		
Current	$ -	$ -
Deferred	1,014,000	807,000
	1,014,000	807,000
State		
Current	(1,000)	(1,000)
Deferred	285,000	223,000
	284,000	222,000
	$ 1,298,000	$ 1,029,000

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2008	2007
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.8%	5.8%
Other	0.5%	1.0%
	40.3%	40.8%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2008 are as follows:

Deferred tax assets	
Net operating loss carryforward	$ 4,388,000
Investment reserve	476,000
Other	7,000
	4,871,000
Deferred tax liabilities	
Unrealized gains on marketable securities	(273,000)
State taxes	(258,000)
Basis difference in Justice	(823,000)
	(1,354,000)
Net deferred tax asset	$ 3,517,000

As of June 30, 2008, the Company had federal and state operating loss carryforwards of $10,301,000 and $10,026,000, respectively. These carryforwards begin to expire in 2025 for federal purposes and 2015 for state purposes.

NOTE 15 - SEGMENT INFORMATION

The Company operates in two reportable segments, the operation of the hotel and the investment of its cash and securities assets. These two operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

The information below represents reported segments for the years ended June 30, 2008 and 2007. Operating income from the hotel consists of the operations of the hotel and garage. Operating income (loss) from investment transactions consist of net investment gains(losses) and dividend and interest income.

As of and for the year ended June 30, 2008	Hotel Operations	Investment Transactions	Other	Total
Operating income	$ 37,778,000	$ (1,682,000)	$ -	$ 36,096,000
Operating expenses	(39,191,000)	(277,000)	-	(39,468,000)
Net operating loss	(1,413,000)	(1,959,000)	-	(3,372,000)
General and administrative expenses	-	-	(649,000)	(649,000)
Income tax benefit	-	-	1,298,000	1,298,000
Minority interest	802,000	-	-	802,000
Net income (loss)	$ (611,000)	$ (1,959,000)	$ 649,000	$ (1,921,000)
Total assets	$ 42,284,000	$ 5,447,000	$ 11,873,000	$ 59,604,000

As of and for the year ended June 30, 2007	Hotel Operations	Investment Transactions	Other	Total
Operating income	$ 31,715,000	$ 763,000	$ -	$ 32,478,000
Operating expenses	(36,305,000)	(460,000)	-	(36,765,000)
Net operating income (loss)	(4,590,000)	303,000	-	(4,287,000)
General and administrative expenses	-	-	(660,000)	(660,000)
Income tax benefit	-	-	1,029,000	1,029,000
Minority interest	2,423,000	-	-	2,423,000
Net income (loss)	$ (2,167,000)	$ 303,000	$ 369,000	$ (1,495,000)
Total assets	$ 50,920,000	$ 12,139,000	$ 2,359,000	$ 65,418,000

NOTE 16 - RELATED PARTY TRANSACTIONS

The contractor that was selected to oversee the garage and the first four floors' renovation (excluding room upgrades) of the Hotel was the contractor who originally constructed the Hotel. He is also a partner in the Partnership and is a director of Evon Corporation, the managing general partner of the Partnership. The contractor is also a board member of Evon Corporation. At June 30, 2008 and 2007, there were $67,000 and $33,000, respectively, payable to the contractor. Services performed by the contractor are capitalized as fixed assets which totaled $399,000 and $1,256,000 for the years ended June 30, 2008 and 2007, respectively. Management believes these renovations were competitively priced.

The garage lessee, Evon, is the Partnership's managing general partner. Evon paid the Partnership $1,602,000 and $1,533,000 for the years ended June 30, 2008 and 2007, respectively, under the terms of the lease agreement. Rent receivable from Evon as of June 30, 2008 and 2007 was $15,000 and $33,000, respectively.

Certain shared costs and expenses, primarily administrative expenses, rent and insurance are allocated among the Company and InterGroup based on management's estimate of the pro rata utilization of resources. For the years ended June 30, 2008 and 2007, these expenses were approximately $72,000 for each respective year.

Four of the Company's Directors serve as directors of InterGroup and three of the Company's Directors serve on the Board of Santa Fe.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of Santa Fe and InterGroup and oversees the investment activity of those companies. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family, Santa Fe and InterGroup may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of Santa Fe and InterGroup, at risk in connection with investment decisions made on behalf of the Company.

On July 18, 2003, the disinterested members of the Board of Directors established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of the performance of the S&P 500 Index. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. On February 26, 2004, the Board of Directors amended the performance threshold to require an annualized return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2% instead of the S&P 500 Index, effective with the quarterly period commencing January 1, 2004. This performance based compensation program may be further modified or terminated at the discretion of the Board.

The Company's CEO, based on the results of the Company's investment portfolio, did not earn any performance based compensation for the years ended June 30, 2008 and 2007.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment under capital leases expiring in various years through 2012.

Minimum future lease payments for assets under capital leases as of June 30, 2008 for each of the next five years and in aggregate are:

For the year ending June 30,		
2009	$	243,000
2010		243,000
2011		243,000
2012		14,000
Total minimum lease payments:		743,000
Less interest on capital leases		(105,000)
Present value of of minimum lease payments	$	638,000

The Company leases equipment from an unrelated third party under operating leases with expiration dates through 2010. Minimum future operating lease commitments for equipment leases as of June 30, 2008 are as follows:

For the year ending June 30,		
2009	$	196,000
2010		10,000
	$	206,000

The Partnership was involved with a contract claim with one of its general contractors who recorded a mechanic's lien against the Partnership property arising out of the renovation work performed on the Hotel. The contractor had failed to pay a number of subcontractors who also filed mechanic's lien claims against the property. In November 2007, the Partnership entered into settlement agreements with the subcontractors and their liens were released. The balance of the dispute with the general contractor was submitted to arbitration

pursuant to the terms of the construction contract. All remaining claims asserted by the general contractor were settled by the Partnership on June 5, 2008 for the sum of $588,000 and a release of the lien claim was recorded and the action dismissed. Management believes that all claims against the Partnership or on the property had been settled as of June 30, 2008.

The Company is involved from time to time in various claims in the ordinary course of business. Management does not believe that the impact of such matters will have a material effect on the financial conditions or result of operations when resolved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," expect," "project," intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-KSB, 10-QSB and 8-K, Annual Reports to Shareholders, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the hotel industry, including competition, increases in wages, labor relations, energy and fuel costs, actual and threatened terrorist attacks, and downturns in economic and market conditions, particularly in the San Francisco Bay area;

- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;

- the availability and terms of financing and capital and the general volatility of securities markets;

- changes in the competitive environment in the hotel industry and

- risks related to natural disasters;

- litigation; and

- other risk factors discussed below in this Report.

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-KSB, 10-QSB, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The Company's principal business is conducted through its general and limited partnership interest in the Justice Investors limited partnership ("Justice" or the "Partnership"). The Company has a 50.0% limited partnership interest in Justice and serves as one of the general partners. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, known as the Hilton San

Francisco Financial District (the "Hotel"). The financial statements of Justice have been consolidated with those of the Company, effective as of July 1, 2006. See Note 2 to the Condensed Consolidated Financial Statements.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. The term of the Agreement is for a period of 15 years commencing on January 12, 2006, with an option to extend the license term for another five years, subject to certain conditions. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon"), the managing general partner of Justice, and from a lease with Tru Spa for a portion of the lobby level of the Hotel. The Company also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

The Company had a net loss of $1,921,000 for the year ended June 30, 2008 compared to a net loss of $1,495,000 for the year ended June 30, 2007. The increase in the net loss is primarily due to the significant loss incurred from the Company's investment activities, partially offset by the significant decrease in the loss from Hotel operations.

The following table sets forth a more detailed presentation of Hotel operations for the years ended June 30, 2008 and 2007.

For the years ended June 30,	2008	2007
Hotel revenues:		
Hotel rooms	$ 29,426,000	$ 24,431,000
Food and beverage	6,017,000	5,110,000
Garage	1,602,000	1,533,000
Other operating departments	733,000	641,000
Total hotel revenues	37,778,000	31,715,000
Operating expenses excluding interest, depreciation and amortization	(31,870,000)	(29,214,000)
Operating income	5,908,000	2,501,000
Interest expense	(2,858,000)	(2,919,000)
Depreciation and amortization expense	(4,463,000)	(4,172,000)
Loss from hotel operations	(1,413,000)	(4,590,000)

For the year ended June 30, 2008, the Hotel generated operating income of approximately $5,908,000, before interest, depreciation and amortization, on operating revenues of approximately $37,778,000 compared to operating income of approximately $2,501,000 before interest, depreciation and amortization, on operating revenues of approximately $31,715,000 for the year ended June 30, 2007. The increase in Hotel operating income is primarily due to a higher average daily room rate and an increase in occupancy percentage resulting in an approximately $6,063,000 increase in Hotel revenues.

The following table sets forth the average daily room rate, average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the years ended June 30, 2008 and 2007.

Fiscal Year Ended June 30,	Average Daily Rate		Average Occupancy	RevPar	
2008	$	175	84.1%	$	148
2007	$	160	75.8%	$	122

Average daily room rates and occupancy have continued to improve since the Hotel's reopening in January 2006 as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. As a result, the Hotel was able to achieve an increase in RevPar of $26 for the year ended June 30, 2008 compared the year ended June 30, 2007. While we expect operating revenues of the Hotel to continue to grow, that growth will probably be at a slower pace due to the uncertain economy and the impact of rising fuel costs on travel.

The Hotel's food and beverage operations remained challenging. Although management was able to trim the losses in that department to approximately $214,000 for the year ended June 30, 2008 from approximately $510,000 for the year ended June 30, 2007. The Hotel's food and beverage operations will continue to be an area of concern due to brand requirements of maintaining a three-meal, full service restaurant, the associated costs of union labor, and the intense competition in the San Francisco market for restaurants. Management will continue to focus on this area and will explore new and innovative ways to improve operations. One new concept that Management has recently initiated is the opening of a new wine bar "Flyte" in the lobby of the Hotel in August 2008.

With an uncertain economy, higher fuel prices and the possibility of a decline in business, group and leisure travel, management will also continue to focus on ways to improve efficiencies and reduce operating costs and other expenses in its efforts to increase the operating income of the Hotel. In the last two quarters of the year ended June 30, 2008, we have seen an improvement in operating costs of the Hotel as a percentage Hotel revenues as well as a reduction in general and administrative costs at the Partnership level for legal and consulting fees.

Minority interest related to Justice Investors decreased to $802,000 for the year ended June 30, 2008 from $2,423,000 for the year ended June 30, 2007. The decrease is due to the reduced loss from the hotel operations to $1,413,000 for the year ended June 30, 2008 from $4,590,000 for the year ended June 30, 2007.

The Company had a net loss on marketable securities of $1,358,000 for the year ended June 30, 2008 as compared to a net gain on marketable securities of $1,282,000 for the year ended June 30, 2007. For the year ended June 30, 2008, the Company had a net realized gain of $571,000 and a net unrealized loss of $1,929,000. For the year ended June 30, 2007, the Company had a net realized gain of $1,013,000 and a net unrealized gain of $269,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Dividend and interest income decreased to $91,000 for the year ended June 30, 2008 from $177,000 for the year ended June 30, 2007 as a result of the decreased investment in income yielding securities during the year ended June 30, 2008.

Margin interest and trading expenses decreased to $277,000 for the year ended June 30, 2008 from $460,000 for the year ended June 30, 2007. The decrease is primarily due to the decrease in margin interest expense to $84,000 for the year ended June 30, 2008 from $269,000 for the year ended June 30, 2007. The decrease is the result of the maintenance of lower margin balances.

The Company may also invest, with the approval of the Securities Investment Committee, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments net of other than temporary impairment losses. As of June 30, 2008, the Company had net other investments of $2,489,000. During the years ended June 30, 2008 and 2007, the Company performed an impairment analysis of its other investments and determined that its investments had other than temporary impairments and recorded impairment losses of $415,000 and $496,000, respectively.

The provision for the income tax benefit increased to $1,298,000 for the year ended June 30, 2008 from $1,029,000 for the year ended June 30, 2007 primarily due to the increase in the pre-tax loss to $3,219,000 from $2,524,000, respectively.

MARKETABLE SECURITIES AND OTHER INVESTMENTS

As of June 30, 2008, the Company had investments in marketable equity securities totaling $2,958,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2008.

Industry Group	Market Value	% of Total Investment Securities
Dairy products	$ 729,000	24.6%
Communications	494,000	16.7%
Financial	459,000	15.5%
Transportation	285,000	9.6%
Basic materials	212,000	7.2%
Other	779,000	26.4%
	$ 2,958,000	100.0%

The Company's investment portfolio is diversified with 15 different equity positions. The Company holds seven individual equity securities that comprise individually more than 5% of the equity value of the portfolio, with the largest being 24.6%. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date.

The Company may also invest, with the approval of the Securities Investment Committee, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

As of June 30, 2008, the Company had net other investments of $2,489,000. During the years ended June 30, 2008 and 2007, the Company made investments in corporate debt instruments of a public company in the basic materials sector totaling $515,000 and $400,000, respectively. During the years ended June 30, 2008 and 2007, the Company received common stock issued upon conversion or as payment of interest and penalties on convertible notes in this company. Through sales of this common stock, the Company was able to recover approximately $451,000 and $113,000 of its investments during the years ended June 2008 and 2007. The sales of this common stock were recognized as realized gains in the consolidated statement of operations in the respective years. As of June 30, 2008, Portsmouth had $212,000 of this company's common stock included in its investment in marketable securities balance of $2,958,000. As of June 30, 2008, the Company still holds notes and convertible notes of this company totaling approximately $2,236,000, which includes $1,775,000 of principal and $461,000 of accrued interest and penalties.

In June 2008, the Company, Santa Fe and InterGroup ("the Companies") entered into an agreement to make additional investments in corporate debt instruments in the aggregate amount of $1,250,000. Those investments will be allocated $500,000 to the Company, $250,000 to Santa Fe and $500,000 to Intergroup. In addition, the Company's chairman agreed to invest in a like amount and on the same terms as the Companies. As of June 30, 2008, a total of $250,000 of the investment was made by the Companies, of which the Portsmouth paid $100,000, leaving an aggregate remaining commitment from the Companies of $1,000,000. Subsequent to year end, additional investment funding was made in July and August 2008 in the total amount of $500,000, of which $200,000 was paid by Portsmouth, reducing the Companies remaining commitment to $500,000.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's cash flows are primarily generated from the hotel operations. The Company also receives revenues generated from the investment of its cash and marketable securities. Since the operations of the Hotel were temporarily suspended on May 31, 2005, and significant amounts of money were expended to renovate and reposition the Hotel as a Hilton, Justice did not pay any partnership distributions until the end of March 2007. As a result, the Company had to depend more on the revenues generated from the investment of its cash and marketable securities during that transition period.

The Hotel started to generate cash flows from its operations in June 2006, which have continued to improve since that time. As a result, Justice was able to pay a total of $1,450,000 ($725,000 to the Company and $725,000 to minority partners) in limited partnership distributions for the year ended June 30, 2008 compared to $1,000,000 ($500,000 to the Company and $500,000 to minority partners) for the year ended June 30, 2007. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors. If cash flows from the Hotel operations continue to improve, the Partnership could be in a position to increase distributions to its limited partners in fiscal 2009.

To meet its substantial financial commitments for the renovation and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Prudential Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2008 the Prudential Loan balance was approximately $28,735,000.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in the principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2008, the Second Prudential Loan balance was approximately $18,747,000.

From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007.

The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs. The new line of credit facility matures on February 2, 2009 and the annual interest rate is based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate less 0.5%, or the LIBOR Rate plus 2%. As of June 30, 2008, there was a balance of $1,513,000 drawn by Justice under the new line of credit, with an annual interest rate at LIBOR plus two percent (4.50% as of June 30, 2008). During part of fiscal 2008 and 2007, Justice also utilized approximately $1,500,000 of the amount available under the line of credit in the form of a standby letter of credit related to the Allied Litigation. That letter of credit was retired with the settlement of the Allied Litigation in June 2008.

While the debt service requirements related to the two Prudential loans, as well as the utilization of the UCB line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future since the Partnership's assets had been virtually debt free for a number of years, management believes that cash flows from the operations of the Hotel and the garage lease will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the consolidated statements of operations.

Management believes that its cash, marketable securities, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

The Company does not have any material contractual obligations or commercial commitments other than Justice's mortgage loans with Prudential and its revolving line of credit facility with UCB.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. Since Prism has the power and ability under the terms of its management agreement to adjust hotel room rates on an ongoing basis, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR PORTSMOUTH'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Portsmouth's common stock is traded on the OTC Bulletin Board ("OTCBB") under the symbol: PRSI.OB The following table sets forth the range of the high and low bid information as reported by the OTCBB for Portsmouth's common stock for each full quarterly period for the years ended June 30, 2008 and 2007. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

Fiscal 2008	High	Low
First Quarter (7/1 to 9/30)	$ 35.00	$ 31.30
Second Quarter (10/1 to 12/31)	$ 35.00	$ 32.50
Third Quarter (1/1 to 3/31)	$ 36.05	$ 34.00
Fourth Quarter (4/1 to 6/30)	$ 35.00	$ 26.00

Fiscal 2007	High	Low
First Quarter (7/1 to 9/30)	$ 40.00	$ 30.00
Second Quarter (10/1 to 12/31)	$ 38.00	$ 34.31
Third Quarter (1/1 to 3/31)	$ 38.00	$ 35.01
Fourth Quarter (4/1 to 6/30)	$ 36.00	$ 35.00

HOLDERS

As of September 10, 2008, the number of holders of record of the Company's Common Stock was approximately 200. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. Including beneficial holders, there are approximately 350 shareholders of the Company's Common Stock.

DIVIDENDS

On April 20, 2004, the Board of Directors of Portsmouth, decided to discontinue the Company's regular semi-annual dividend of $0.25 per common share. That decision was necessary due to the fact that Justice ceased payments of partnership distributions to help fund the renovation of the Hotel. It is expected that the Company will not consider a return to a regular dividend policy until such time that Partnership cash flows and distributions warrant such consideration. The Company will continue to review and modify its dividend policy as needed to meet such strategic and investment objectives as may be determined by the Board of Directors.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Portsmouth Square, Inc., Santa Fe Financial Corporation and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant and Private Consultant (real estate and banking); President, Century Plaza Printers, Inc.

JEROLD R. BABIN
Director
Retail Securities Broker; First Vice President, Wachovia Securities

DAVID T. NGUYEN
Treasurer and Controller
Portsmouth Square, Inc., Santa Fe Financial Corporation and The InterGroup Corporation

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer; Chairman PDG N.V. (Belgium) and President I.B.E. Services S.A. (Belgium), an International trading company

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant; Hotel Broker

MICHAEL G. ZYBALA
Vice President, Secretary and General Counsel
Portsmouth Square, Inc. and Santa Fe Financial Corporation; Assistant Secretary and Counsel, The InterGroup Corporation

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2008 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, California 90049

The Company's Form 10-KSB for the fiscal year ended June 30, 2008 and its Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
Burr, Pilger & Mayer LLP
600 California Street,
Suite 1300
San Francisco, CA 94108

STOCK TRANSFER AGENT
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-962-4284
Website: www.computershare.com

END